UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Charles & Colvard, Ltd.

File No. 000-23329 - CF# 23086

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Charles & Colvard, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on January 22, 2009.

Based on representations by Charles & Colvard, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.127   through January 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel